SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  6 April, 2006

                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 6 April, 2006 re: Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i) AND (ii)


3. Name of person discharging managerial responsibilities/director

JOHN ERIC DANIELS


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HOLDING OF DIRECTOR


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING OF DIRECTOR


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. J.E. Daniels:                                             157,792

Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                               3,234

Hill Samuel Offshore Trust Company Limited (HSOTC):           108,681

Conditional award of performance shares under the
Lloyds TSB performance share plan:                            368,414


8 State the nature of the transaction

N/A


9. Number of shares, debentures or financial instruments relating to shares acquired

N/A


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


11. Number of shares, debentures or financial instruments relating to shares disposed

N/A


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

N/A


14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 5TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR. J.E. DANIELS:                                           157,792

LTSBRCNL AESOP1:                                              3,234

HSOTC:                                                      108,681

Conditional award of performance shares under the
Lloyds TSB performance share plan:                          368,414

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction

5TH APRIL, 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

5TH APRIL, 2006


18. Period during which or date on which it can be exercised

01/06/2009 TO 30/11/2009


19. Total amount paid (if any) for grant of the option

-


20. Description of shares or debentures involved (class and number)

Ordinary shares of 25p each - 2,236


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

418p


22. Total number of shares or debentures over which options held following notification

2,371,087


23. Any additional information

-


24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY


Date of notification     6TH APRIL, 2006


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i) AND (ii)


3. Name of person discharging managerial responsibilities/director

MICHAEL EDWARD FAIREY


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HOLDING OF DIRECTOR


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING OF DIRECTOR


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. Fairey:                                                  71,035

Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                             2,521

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mr. Fairey (Single company maxi ISA):                       6,376

Hill Samuel Offshore Trust Company Limited (HSOTC):          54,360

Conditional award of performance shares under the
Lloyds TSB performance share plan:                          184,274


8 State the nature of the transaction

N/A


9. Number of shares, debentures or financial instruments relating to shares acquired

N/A


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


11. Number of shares, debentures or financial instruments relating to shares disposed

N/A


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

N/A


14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 5TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. Fairey:                                             71,035

LTSBRCNL AESOP1:                                         2,521

LTSBR(I)NL:

- Mr. Fairey (Single company maxi ISA):                  6,376

HSOTC:                                                  54,360

Conditional award of performance shares under the
Lloyds TSB performance share plan:                     184,274

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction

5TH APRIL, 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

5th April, 2006


18. Period during which or date on which it can be exercised

01/06/2009 TO 30/11/2009


19. Total amount paid (if any) for grant of the option

-


20. Description of shares or debentures involved (class and number)

Ordinary shares of 25p - 1,789


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

418p


22. Total number of shares or debentures over which options held following notification

1,866,264


23. Any additional information

-


24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY


Date of notification 6TH APRIL, 2006





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i) AND (ii)


3. Name of person discharging managerial responsibilities/director GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
HOLDING OF DIRECTOR

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest HOLDING OF DIRECTOR

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                         1,356

Hill Samuel Offshore Trust Company Limited (HSOTC):      50,068

Conditional award of performance shares under the
Lloyds TSB performance share plan:                      169,720

8 State the nature of the transaction
N/A

9. Number of shares, debentures or financial instruments relating to shares acquired
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 5TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
LTSBRCNL AESOP1          1,356

HSOTC:           50,068

Conditional award of performance shares under the

Lloyds TSB performance share plan: 169,720

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
5TH APRIL, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
5TH APRIL, 2006

18. Period during which or date on which it can be exercised
01/06/2011 TO 30/11/2011

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number) Ordinary shares of 25p each - 3,851

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
418p


22. Total number of shares or debentures over which options held following notification
1,116,907

23. Any additional information
-


24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 6TH APRIL 2006




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 6 April, 2006